LAS VEGAS FROM HOME .COM
ENTERTAINMENT INC.
1460- 701 West Georgia Street,
P.O. Box 10147,
Vancouver, BC
V7Y 1CG
Tel : (604) 681-1519
Fax:  (604) 681-1519

NOTICE OF CHANGE OF AUDITORS
(NATIONAL POLICY STATEMENT N0.31)

TO: All holders of voting securities of Las Vegas from Home .com ENTERTAINMENT INC.(the "Company").
Please be advised that the Company has received notice
From Grant Thornton LLP, Chartered Accountants of
Vancouver, British Columbia of their resignation as auditors. The effective date of declination is February 4,2003.

There have been no "reportable events" in connection with the Company's financial statements or in connection with Change of Auditors.

SmytheRatcliffe, Chartered Accountants, have agreed to the appointment as auditors of the Company effective immediately. The proposal to change the auditors was approved by the Company's Audit Committee.

Dated this 4th day of February, 2003.

LAS VEGAS FROM HOME .COM ENTERTAINMENT INC.

Per: Bedo Kalpakian
Chairman